Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 20, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Kathryn M. Hinke

Mr. Alberto Zapata

Re:	Registration Statements on Form N-14 of Advanced Series Trust

AST AQR Emerging Markets Equity Portfolio: File Nos. 333-214744 and 811-05186

AST Prudential Growth Allocation Portfolio: File Nos. 333-214749 and 811-05186

AST Goldman Sachs Large-Cap Value Portfolio: File Nos. 333- 214742 and 811-05186

AST Goldman Sachs Multi-Asset Portfolio: File Nos. 333- 214740 and 811-05186

AST Preservation Asset Allocation Portfolio: File Nos. 333- 214743 and 811-05186

Dear Ms. Hinke & Mr. Zapata:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the Commission) on December 19, 2016. Such comments relate to the Registrant’s Registration Statements on Form N-14 (each an N-14 Registration Statement and collectively, the N-14 Registration Statements), which was filed with the Commission on November 21, 2016 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act). The relevant documents will be used in connection with the special meetings (each, a Meeting and collectively, the Meetings) of the beneficial shareholders of AST QMA Emerging Markets Equity Portfolio, AST Schroders Global Tactical Portfolio, AST Boston Partners Large-Cap Value Portfolio, AST BlackRock iShares ETF Portfolio and AST Defensive Asset Allocation Portfolio (each, a Target Portfolio and collectively, the Target Portfolios), each a series of the Registrant, that will be held on February 16, 2017.

At each Meeting, the shareholders of the relevant Target Portfolio will be asked to approve or disapprove a Plan of Reorganization of the Registrant whereby all of the assets of the relevant Target Portfolio would be acquired, and all of the liabilities of the relevant Target Portfolio would be assumed, by the corresponding investment portfolio of the Registrant listed below (each, an Acquiring Portfolio and collectively, the Acquiring Portfolios) in exchange for the Registrant’s issuance to the Target Portfolio and its shareholders of shares of beneficial interest of the Acquiring Portfolio (each, a Reorganization and collectively, the Reorganizations).

Target Portfolio	Acquiring Portfolio
AST QMA Emerging Markets Equity Portfolio	AST AQR Emerging Markets Equity Portfolio
AST Schroders Global Tactical Portfolio	AST Prudential Growth Allocation Portfolio

AST Boston Partners Large-Cap Value Portfolio	AST Goldman Sachs Large-Cap Value Portfolio
AST BlackRock iShares ETF Portfolio	AST Goldman Sachs Multi-Asset Portfolio
AST Defensive Asset Allocation Portfolio	AST Preservation Asset Allocation Portfolio

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the Amendment).

Comments Applicable to Each N-14 Registration Statement

1. Comment: Update all bracketed language and missing information in the Registration Statement.

Response: The Registrant has removed all brackets and included all missing information in the Amendment.

2. Comment: The mailing date of the proxy was not included in the Registration Statement. Please include.

Response: The Registrant notes that the following sentence is included on the first page of the Prospectus/Proxy Statement, “ This prospectus is first being sent to Contract owners on or about December 29, 2016.”

3. Comment: On the cover page, and throughout the Registration Statement, replace the sentence noting that “The Plan also provides for the distribution by the Acquiring Portfolio, on a pro rata basis, of such Acquiring Portfolio Shares to the Target Portfolio shareholders in complete liquidation of the Target Portfolio” with a sentence that is plain English.

Response: The Registrant has revised the language in the Amendment to read, “As a result of the Reorganization, the Target Portfolio will be completely liquidated and Contract owners will beneficially own shares of the Acquiring Fund having an aggregate value equal to their Target Portfolio Shares.”

4. Comment: Disclose that any adverse impact was considered by the Board in its consideration of the Reorganization.

Response: The Registrant has included language in the Amendment noting that, “The Manager provided and the Board considered any potential adverse impact to shareholders as a result of the Reorganization.”

5. Comment: With regard to the “Annual Portfolio Operating Expenses” please confirm that the fees included are as of the most recent registration statement or semi-annual report.

Response: The Registrant confirms that the fees are for the year ended June 30, 2016, consistent with the Registrant’s semi-annual report.

6. Comment: Explain any expected portfolio repositioning and provide the expected costs to be incurred related to any such repositioning.

Response: In connection with the Reorganizations, there will be purchases and sales of securities and estimates of related transaction costs, such as brokerage commissions, will vary depending on market conditions.   This is disclosed in each of the Registration Statements, each of which provides the following disclosure:  "In connection with the Reorganization, there will be purchases and sales of securities.  These transactions may result in costs, such as brokerage commissions.  Any costs for transactions prior to the Reorganization will be borne by Target Portfolio shareholders and any costs for transactions after the Reorganization will be borne by Combined Portfolio shareholders."

7. Comment: Please confirm that the audited financial statements of the Acquiring Portfolio will be incorporated by reference.

Response: The Registrant confirms that the audited financial statements as of December 31, 2015 are incorporated by reference.

8. Comment: Confirm supplementally that each Acquiring Portfolio will be the surviving portfolio for accounting purposes.

Response: The Registrant hereby confirms that each Acquiring Portfolio will be the surviving portfolio for accounting purposes.

9. Comment: With regard to the Pro Forma Financial Information, include a note to describe any repositioning and any portfolio repositioning costs expected to be incurred in connection with each Reorganization. Include an estimate of any such repositioning costs.

Response: As noted in response to Comment 3 above, there will be purchases and sales of securities in connection with the Reorganizations, and estimates of related transaction costs, such as brokerage commissions, will vary depending on market conditions.   This is disclosed in each of the Registration Statements, each of which provides the following disclosure:  "In connection with the Reorganization, there will be purchases and sales of securities.  These transactions may result in costs, such as brokerage commissions.  Any costs for transactions prior to the Reorganization will be borne by Target Portfolio shareholders and any costs for transactions after the Reorganization will be borne by Combined Portfolio shareholders."

Comments Applicable to the AST QMA Emerging Markets Equity Portfolio

10. Comment: Revise bullet 6 in the President’s Letter to state that the investment objectives are the same and that the principal investment strategies are similar.

Response: The Registrant confirms that the bullet in the President’s letter and throughout the Q&A and Prospectus/Proxy has been changed to read, “The investment objectives of the Target Portfolio and the Acquiring Portfolio are the same and the principal investment strategies are similar.”

11. Comment: In the Q&A discuss that management fees are capped due to a waiver agreement that is expected to expire in 2017.

Response: The Registrant notes that the current expense cap for the Acquiring Portfolio is set to expire in 2018. The Registrant also notes that the current Operating Expenses of the Acquiring Portfolio and the Combined Portfolio do not exceed the expense cap currently in place and expected to be in place should the Reorganization be approved. As such, the Registrant did not include information regarding the expense cap in the Q&A.

12. Comment: The inception date of the Target Portfolio is different in various portions of the Prospectus/Proxy. Confirm and revise as necessary.

Response: The Registrant has corrected the inception date of the Target Portfolio to read 2/25/13 throughout the Registration Statement.

Comments Applicable to the AST BlackRock iShares ETF Portfolio

13. Comment: In bullets noting the Board considerations, separate discussion of the investment performance and operating expenses.

Response: The Registrant notes that the bullets included in the President’s Letter, the Q&A and the Prospectus/Proxy are the factors that the Board of Trustees considered. Given that the Board considered the lower operating expenses as a balance to the Target Portfolio’s slightly higher performance for the period noted, the Registrant believes that the information included should remain unchanged.

14. Comment: The Portfolio Operating Expenses of the Acquiring Portfolio and the Combined Portfolio are 0.94%. Consider whether the cap should instead be 0.96% given the exclusion of Acquired Fund Fees and Expenses from the expense cap.

Response: The Registrant confirms that the appropriate expense cap for the Acquiring Portfolio and the Combined Portfolio is 0.94%. The Registrant notes that, due to rounding, the Portfolio Operating Expenses do not sum for the Acquiring Portfolio and the Combined Portfolio. The Registrant has included a footnote noting, “The numbers do not sum due to rounding.”

15. Comment: In the pro forma expense table, apply footnote * to the appropriate spot in the table.

Response: The Registrant has corrected the reference to footnote * as applying to the Target Portfolio’s Fee Waiver and /or Expense Reimbursement.

Comments Applicable to the AST Boston Partners Large-Cap Value Portfolio

16. Comment: In the Capitalization Table, confirm that the number of shares outstanding is correct as the number is not consistent with the Registrant’s Semi-Annual Report.

Response: The Registrant has corrected the number of shares outstanding. The number of shares outstanding is consistent with the Registrant’s Semi-Annual Report.

Comments Applicable to the AST Defensive Asset Allocation Portfolio

17. Comment: Confirm that the contractual expense cap footnote noted in the Annual Portfolio Operating Expense Table is correct.

Response: The Registrant confirms that the contractual expense cap footnote noted in the Annual Portfolio Operating Expense Table is correct. The Registrant notes that Acquired Fund Fees and Expenses are excluded from the expense cap and that the Total Annual Portfolio Operating Expenses of the Acquiring Portfolio and the Combined Portfolio without the Acquired Fund Fees and Expenses would be 0.16%.

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas,
Assistant Secretary of Advanced Series Trust